Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

Investor Email

To: Hippo Investors

From: Assaf Wand

Subject: Hippo’s Next Chapter

Hippo Investors,

Hippo Enterprises Inc. has signed a definitive agreement to merge with Reinvent Technology Partners Z to become a publicly traded company. Thank you all for joining me and our team on this journey. Now, some details of the deal and how you can best support us today.

Through this merger Hippo will raise $550 million through a fully committed PIPE, plus the cash remaining in Reinvent’s $230 million trust account after redemptions and payment of certain expenses, to fund its growth. This capital will come from a combination of Reinvent cash and PIPE proceeds, including Dragoneer, Lennar and Ribbit, Other Top Tier Mutual Funds and Reinvent Capital. Pro forma, Hippo expects to have up to $1.2B in cash to fund growth and operations. The press release announcing this merger agreement went live this morning at 8 am ET. .

We are thrilled with the opportunity to work with world-leading industry operators like Reinvent Co-Lead Directors Reid Hoffman and Mark Pincus. As you may know, Reid is the co-founder and executive chairman of LinkedIn, and has made a name for himself by finding ways for businesses to “blitzscale” – or to achieve massive scale at incredible speed. Mark is a technology visionary who founded Zynga.

Our partnership with Reinvent will enable Hippo to scale more quickly and become a recognized leader in the home insurance industry. With increased scale, our team can access more data and develop deeper insights, which in turn will lead to more accurate pricing, better underwriting results, better outcomes for homeowners, and ultimately higher customer satisfaction and retention. Our combination will allow us to further improve our unit economics while investing in our vertically integrated, end-to-end growth strategy around the home.

We hope you can listen in to our joint investor conference call today at 8:30 a.m. EST, during which Reid Hoffman, Michael Thompson (CEO and CFO of Reinvent), Richard McCathron, Stewart Ellis and I will discuss the proposed transaction. The webcast of the call will also be available via investors.hippo.com, which will host helpful resources and updates on the transaction process.

We could not have gotten here without your unwavering support. As always, Stewart, Rick and I will be available to answer any questions you have on the transaction and Hippo’s growth strategy. Please let me know if you would like to schedule a time to touch base.

Thank you for believing in Hippo, and I look forward to speaking soon. Please share our news stories and social media posts on your accounts throughout the day to help us amplify this news.

Best regards,

Assaf Wand

Chief Executive Officer, Hippo Enterprises Inc.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

Reinvent and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities; (ii) the risk that the transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of Reinvent, the satisfaction of the minimum trust account amount following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against Reinvent related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of Reinvent’s securities on a national securities exchange; (xi) the potential volatility of the price of Reinvent’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which Reinvent plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand Reinvent’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration on Form S-1 (File No. 333-249799), the registration statement to be filed on Form S-4 discussed above and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Hippo gives any assurance that either Reinvent or Hippo or the combined company will achieve its expectations.